EXHIBIT 23.1

[LETTERHEAD OF KPMG LLP]

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Weyerhaeuser Company:

We consent to the use of our report dated November 14, 2006, except for note 19, which is as of January 5, 2007, with respect to the combined balance sheets of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company) as of December 25, 2005 and December 26, 2004, and the related combined statements of operations, Business Unit equity, and cash flows for each of the years in the three-year period ended December 25, 2005, included herein, and to the reference to our firm under the heading “Experts” in the Prospectus—Offer to Exchange.

/s/ KPMG LLP

Seattle, Washington

February 9, 2007